UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, November 11th, 2010

Results for the nine-month period ended on September 30th, 2010

Pampa Energía S.A. (“Pampa” or the “Company”), announces the results for the nine-month period ended on September 30th, 2010.

Stock Information
Buenos Aires Stock Exchange
Ticker: PAMP

NYSE
Ticker: PAM

1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres. CEO
Mariano Batistella. Responsible for
Strategic Planning and Investor
Relations

Tel +54-11-4809-9500
investor@pampaenergia.com
www.pampaenergia.com/ir

Pampa Energía S.A., the largest integrated electricity company inArgentina that through its subsidiaries participates in the generation,transmission and distribution of electricity, announces the results forthe nine-month period ended on September 30th, 2010:

Consolidated net sales of AR$3,638.3 million, 11.2% greater than theAR$3,271.7 million for the same period of 2009, mainly due to 21.8%(AR$319.3 million) and 4.7% (AR$73.8 million) increases in net salesfrom our generation and distribution segments, respectively, partiallyoffset by reductions in net sales of 7.7% (AR$17.1 million) and 96.7%(AR$14.0 million) from our transmission and holding segments,respectively.

Consolidated EBITDA[1] of AR$510.7 million, 22.1% lower than theAR$655.2 million for the same period of 2009, mainly due to decreasesof 20.5% (AR$53.6 million), 19.8% (AR$14.7 million), and 24.5%(AR$83.8 million) in the generation, transmission and distributionsegments, respectively, partially offset by a reduction in the loss in theholding segment (AR$7.6 million).

Consolidated net loss of AR$81.8 million, compared to a consolidatednet gain of AR$254.7 million for the same period of 2009, mainly due toa reduction in operating income, lower gains from the repurchases ofour own subsidiaries’ debt, and the loss from the write off of theinvestment in San Antonio Global that was recorded in our holdingsegment during the second quarter of 2010.

__________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Main results of the 3rd quarter of 20101:

Consolidated net sales of AR$1,364.6 million in the third quarter of 2010, 12.8% greater than the AR$1,209.5 million for the same period of 2009, mainly due to increases in net sales of 18.8% (AR$116.2 million) and 8.3% (AR$42.9 million) from our generation and distribution segments, respectively, that compensated for decreases in net sales of 95.3% (AR$5.3 million) from our holding segment. The net sales from our transmission segment remained stable (AR$69.7 million) in the periods considered.

Consolidated EBITDA2 of AR$154.0 million, 22.7% lower than the AR$199.1 million for the same period of 2009, mainly due to reductions of 23.4% (AR$19.0 million), 24.4% (AR$6.1 million), and 21.4% (AR$21,2 million) in our generation, transmission, and distribution segments, respectively, partially offset by a decreased loss of AR$1.1 million from our holding segment.

Consolidated net gain of AR$0.1 million in the third quarter of 2010, 99,8% lower than the AR$58.5 million for the same period of 2009, mainly due to a reduction in operating income and lower gains from the repurchases of our own subsidiaries’ debt.

1. Bonds’ repurchases

1.1 | Subsidiaries Bonds’ Repurchases

     In 2010, we have continued repurchasing bonds issued by Edenor, EASA, Transener, Central Térmica Güemes and Central Térmica Loma de la Lata.

     During the nine-month period ended on September 30, 2010, Pampa and its subsidiaries have repurchased a total of US$37.7 million of the principal amount of its subsidiaries’ bonds at an average price of 89% of par value. As a result of these acquisitions, Pampa recorded a consolidated gain of AR$12.4 million.

     As of September 30th, 2010, and including the repurchases made in 2008, 2009, and 2010, Pampa and its subsidiaries have repurchased a total of US$371.9 million of principal amount of bonds at an average price of 56% of par value. The following tables summarize our bonds outstanding in pesos and dollars, the repurchases made and the gains generated by repurchases as of September 30th, 2010:

____________________________________________
1 The financial information presented in this document for the quarters ended on September 30th of 2010 and of 2009 are based on unaudited financial statements prepared according to the accounting standards in force in Argentina corresponding to the nine-month periods ended on September 30th of 2010 and of 2009, and the six-month periods ended on June 30th of 2010 and of 2009.

2 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Bonds in US$

			Amount	Amount	Amount	Repurchase
			Issued	Repurchased[1]	Outstanding	Results[2]
Subsidiary	Long-Term Notes	Maturity	(US$ thousands )	(US$ thousands)	(US$ thousands)	(AR$ thousands)	Agreed rate
	At Par fixed rate	2016	220.000	96.100	123.900		8,875%
Transener						143.047
	At Par class 6 [3]	2016	12.397	9.322	3.075		3% to 7%
	At Par variable rate	2019	12.656	0	12.656		Libor + 0% to 2%
Edenor	At par fixed rate	2016	80.048	72.031	8.017	175.977	3% to 10%
	At Par fixed rate	2017	220.000	71.310	148.690		10,5%
	At Par fixed rate	2017	12.874	419	12.455		3% to 5%
EASA						102.066
	At Discount fixed rate	2016	81.997	80.829	1.168		2,125% to 7%
	At Par fixed rate	2013	6.069	1.587	4.482		2,0%
CTG						17.912
	At Par fixed rate	2017	22.030	18.196	3.834		10,5%
Loma de la Lata[4]	At Discount fixed rate	2015	189.299	22.137	167.162	9.180	11,25%
Total			857.370	371.931	485.439	448.182

1 100%, not adjusted for minority interests.
2 Includes AR$435.8 million as of December 31st, 2009. Does not include income tax expense and minority interests.
3 Amount issued refers to the amount outstanding as of December 31st, 2008.
4 Amount issued includes capitalized interest.

Bonds in AR$

Subsidiary	Long and Short-Term Notes	Maturity	Amount Issued (AR$ thousands)	Amount Repurchased (AR$ thousands)	Amount Outstanding (AR$ thousands)	Repurchase Results (AR$ thousands)	Agreed rate
Edenor	At Par variable rate	2013	64.058(1)	0	64.058(1)	0	Badlar Privada + 6,75%
	Short-term note	2010	48.380	0	48.380		Badlar Privada + 3,00%
CPB						0
	Short-term note	2011	66.295	0	66.295		Badlar Privada + 3,00%
Total			114.675	0	114.675	0

1 Debt Remaining as of 09/30/2010

     It is important to note that the funds for these repurchases were raised through various shareholders’ capital contributions received through capital increases at Pampa and its subsidiaries. In the case of bonds repurchased by Pampa, funds remaining from the AR$1,300 million capital increase of February 2007 were used. The bonds acquired by Edenor were purchased with the funds remaining from the US$61 million capital increase of April 2007. Meanwhile, the bonds repurchased by Transener were mainly financed by the collection of the amortization of the canon for the Fourth Line.

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2. Relevant Events

2.1 | Pampa capital reduction

     On September 13, the CNV authorized the capital stock reduction and partial public offering cancellation in respect of 211,883,347 common shares of $1 (one peso) par value each and entitled to one vote per share held by the Company. This capital reduction had been approved by the General Extraordinary Shareholders’ Meeting dated April 23, 2010. Consequently, Pampa’s current capital stock admitted for public offering amounts to $1,314,310,895 represented by 1,314,310,895 common shares of $1 (one peso) par value each and entitled to 1 (one) vote per share.

2.2 | Edenor bond issuance and cancelation

     The Board of Edenor has approved the issuance and placement for public offering or exchange of up to $300 million of fixed rate Notes due 2022 (the “New Notes”). In accordance with the September 28, 2010 Price Supplement, the New Notes could be subscribed:

I.	In cash, at the price determined by Edenor according to the procedure of placement and adjudication, or
II.	In kind, through the submission of Class 7 fixed rate Notes due 2017 (the “Existing Notes”) to be exchanged with the New Notes, in accordance with a pre-determined exchange rate.

     Simultaneous with the subscription and exchange offers, Edenor carried out a public repurchase offer of the Existing Notes at a cash repurchase price.

     On October 25, 2010 and as a result of the cash subscription offer, Edenor has issued US$140 million in nominal value of New Notes. Also, as a result of the exchange offer, Edenor has accepted and exchanged US$90.3 million in nominal value of its outstanding 10.5% Existing Notes for US$90.3 million in nominal value of its 9.75% New Notes plus US$9,5 million in cash, which includes payment of interests accrued and due related to the Existing Notes, and Edenor has accepted and purchased US$33,6 in nominal value of the Existing Notes having paid US$35,8 million, which includes payment of interests accrued and due related to the Existing Notes. Following these events, the total approximate nominal value of Existing Notes that remain in circulation is US$ 24.8 million.

     The New Notes have been issued in the amount of US$230.3 million at par and earn interest at a fixed rate of 9.75% that will be paid semi-annually on October 25 and April 25 of each year, with the first interest service on April 25, 2011 and the capital amortization being made in one payment in 2022.

     Edenor will allocate the net available funds from the sale of its bonds to refinance the totality or part of its current debt in circulation and/or finance its capital investment plan and/or for working capital.

2.3 | Central Piedra Buena`s Short Term Notes

     On October 22, 2010 CPB issued a new class of VCPs for a nominal amount of AR$80 million which will accrue an interest rate of Badlar plus 3%. The capital and interest payment will be made in a single payment 360 days from the date of issuance and the interests will be paid quarterly. The funds received through the VCP’s issuance will be used for investments in assets, the refinancing of liabilities and/or working capital.

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2.4 | Purchase of Edenor Shares

     As of the date of this report, our subsidiary Pampa Inversiones maintains 18,162,855 ordinary class B shares of Edenor and 1,101,439 ADRs (equivalent to 22,028,780 shares), which is equivalent to 4.48% of Edenor`s capital stock. The Company has considered this holding as a short-term current investment.

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3. Financial Highlights

3.1 |Consolidated Balance Sheet (AR$)

	09.30.10		09.30.10
ASSETS		LIABILITIES
CURRENT ASSETS		CURRENT LIABILITIES
Cash and banks	109.227.619	Accounts payable	583.306.140
Short-term Investments	522.438.155	Financial debt	765.480.549
Trade receivables, net	951.305.906	Salaries and social security payable	166.372.705
Other receivables, net	367.728.768	Tax payable	162.811.223
Inventories	29.349.130	Other liabilities	41.434.517
Other assets	225.208.351	Provisions	60.698.000
Total current assets	2.205.257.929
		Total current liabilities	1.780.103.134

NON-CURRENT ASSETS		NON-CURRENT LIABILITIES
Trade receivables	207.260.127	Accounts payable	79.446.251
Long-term Investments	79.740.631	Financial debt	1.699.971.170
Other receivables, net	219.573.163	Salaries and social security payable	65.035.284
Inventories	707.264	Taxes payable	585.870.499
Fixed assets, net	6.463.247.142	Other payables	912.589.864
Intangible assets, net	273.536.490	Provisions	13.514.917
Other assets	95.969.527	Total non-current liabilities	3.356.427.985
Sub-total non-current assets	7.340.034.344	Total liabilities	5.136.531.119

Goodwill, net	577.707.122	M inority interest	1.724.926.412

Total non-current assets	7.917.741.466	Shareholders equity	3.261.541.864

Total assets	10.122.999.395	Total liabilities, minority interest and shareholders equity	10.122.999.395

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3.2 | Consolidated Income Statements (AR$)

	Nine months ended September 30 of
	2010	2009
Sales revenue	3.638.297.620	3.271.725.344
Cost of sales	(2.968.788.210)	(2.535.301.397)
Gross profit	669.509.410	736.423.947
Selling expenses	(150.080.187)	(109.911.184)
Administrative expenses	(258.751.139)	(219.322.148)
Goodwill amortization	(14.961.447)	(15.001.948)
Operating income	245.716.637	392.188.667
Financial and holding results generated by assets:
Interest income	34.590.796	34.682.858
Taxes and commissions	(55.087.691)	(46.226.258)
Foreign currency exchange difference	26.770.866	77.403.025
Result of receivables measured at present value	12.650.527	8.014.327
Holding results of financial assets	1.844.699	122.130.011
Impairment of Investments	(77.946.474)	-
Impairment of fixed assets and other assets	-	(18.179.143)
Other financial results	7.257.806	(1.795.387)
Sub-total	(49.919.471)	176.029.433
Financial and holding results generated by liabilities:
Interest expense	(135.292.041)	(161.038.846)
Foreign currency exchange difference	(60.382.006)	(181.294.344)
Financial debt repurchase results	12.423.696	244.829.765
Taxes and commissions	(6.507.457)	(8.678.246)
Sub-total	(189.757.808)	(106.181.671)
Total financial and holding results, net	(239.677.279)	69.847.762
Other income and expenses, net	(3.267.677)	8.995.933
Income before income taxes and minority interest	2.771.681	471.032.362

Income tax and tax on assets	(67.054.040)	(129.467.408)
M inority interest	(17.562.750)	(86.867.052)
Net income	(81.845.109)	254.697.902

Basic income per share	(0,0623)	0,1902
Diluted income per share	(0,0561)	0,1825

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3.3 | Consolidated Income Statements 3Q10 and 3Q09 (AR$)

	3Q10	3Q09
Sales revenue	1.364.562.705	1.209.530.294
Cost of sales	(1.147.518.164)	(965.083.799)
Gross profit	217.044.541	244.446.495
Selling expenses	(51.342.622)	(45.778.612)
Administrative expenses	(95.245.194)	(82.577.902)
Goodwill amortization	(5.006.798)	(5.020.803)
Operating income	65.449.927	111.069.178
Financial and holding results generated by assets:
Interest income	15.762.546	10.823.336
Taxes and commissions	(26.804.141)	(14.518.915)
Foreign currency exchange difference	6.855.499	328.458
Result of receivables measured at present value	2.677.465	11.417.747
Holding results of financial assets	9.721.936	27.698.663
Devaluation of Investments	431.064	(561.811)
Impairment of fixed assets and other assets	-	-
Other financial results	4.473.280	(4.784.881)
Sub-total	13.117.649	30.402.597
Financial and holding results generated by liabilities:
Interest expense	(48.149.654)	(54.065.457)
Foreign currency exchange difference	(12.456.569)	(9.224.958)
Financial debt repurchase results	531.919	34.893.465
Taxes and commissions	-	-
Other financial results	1.113.721	(4.567.710)
Sub-total	(58.960.583)	(32.964.660)
Total financial and holding results, net	(45.842.934)	(2.562.063)
Other income and expenses, net	(3.500.367)	(6.120.167)
Income before income taxes and minority interest	16.106.626	102.386.948

Income tax and tax on assets	(13.556.937)	(31.232.016)
M inority interest	(2.430.582)	(12.627.158)
Net income	119.107	58.527.774

Basic income per share	0,0001	0,0437
Diluted income per share	-	0,0389

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3.4 | Summary of consolidated cash and consolidated financial debt (AR$)

Cash (1) (as of September 30, 2010)	Consolidated Financial Statements	Ownership Adjusted
Generation	137.195.660	115.626.105
Transmission	40.910.821	21.539.547
Distribution	298.255.781	171.456.252
Holding	155.303.512	155.303.512
Total	631.665.774	463.925.417

(1) Includes cash and current bank investments from the consolidated balance.

Bank and Financial Debt (as of September 30, 2010)	Consolidated Financial Statements	Ownership Adjusted
Generation	1.289.743.963	1.269.753.562
Transmission	247.113.873	130.105.454
Distribution	821.811.073	490.957.499
Holding	106.782.810	106.782.810
Total	2.465.451.719	1.997.599.325

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4 | Results’ analysis for the third quarter ended on September 30th, 2010 compared to the third quarter ended on September 30th, 2009

     During the third quarter of 2010, we recorded consolidated net sales of AR$1,364.6 million, 12.8% greater than the AR$1,209.5 million for the same period of 2009, mainly due to increases in net sales of 18.8% (AR$116.2 million) and 8.3% (AR$42.9 million) from our generation and distribution segments, respectively, that compensated for decreases in net sales of 95.3% (AR$5.3 million) from our holding segment. The net sales from our transmission segment remained stable (AR$69.7 million) in the periods considered.

     Consolidated EBITDA1 for the third quarter of 2010 amounted to AR$154.0 million, 22.7% lower than the AR$199.1 million for the same period of 2009, mainly due to reductions of 23.4% (AR$19.0 million), 24.4% (AR$6.1 million), and 21.4% (AR$21,2 million) in our generation, transmission, and distribution segments, respectively, partially offset by a decreased loss of AR$1.1 million from our holding segment.

     Also, we have recorded a consolidated gain on the repurchase of our own subsidiaries’ debt of AR$0.5 million, lower than the AR$34.9 million for the same period of 2009, due to a lower volume of bonds repurchased during the third quarter of 2010 and increased prices in the market.

     Finally, we have presented a consolidated net gain of AR$0.1 million in the third quarter of 2010, 99,8% lower than the AR$58.5 million for the same period of 2009, mainly due to a reduction in operating income and lower gains from the repurchases of our own subsidiaries’ debt.

_______________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Generation Segment

				Nine months ended on September 30 of:
Generation Segment, consolidated (AR$ millones)	3Q10	3Q09	Change 3Q10	2010	2009	Change
Sales revenue	735,1	618,9	18,8%	1.787,0	1.467,7	21,8%
Cost of sales	(652,1)	(526,1)	23,9%	(1.532,1)	(1.183,5)	29,5%
Gross profit	83,0	92,8	-10,5%	254,9	284,2	-10,3%
Selling expenses	(1,8)	(4,9)	-63,2%	(10,0)	(12,7)	-21,3%
Administrative expenses	(35,7)	(23,0)	55,1%	(85,2)	(57,3)	48,6%
Goodwill amortization	(3,8)	(3,9)	-3,4%	(11,4)	(11,4)	0,0%
Operating income	41,7	60,9	-31,5%	148,3	202,8	-26,9%
Financial and holding results:
Generated by assets	11,8	11,0	7,2%	40,2	81,1	-50,4%
Generated by liabilities	(31,0)	(27,2)	14,0%	(79,1)	(117,1)	-32,5%
Other income and expenses, net	3,7	(0,5)	NA	4,7	(0,2)	NA
(Loss) Gain before income tax and minority interest	26,2	44,2	-40,8%	114,2	166,6	-31,5%
Income tax	(10,3)	(17,3)	-40,3%	(44,6)	(63,7)	-30,0%
M inority interest	(6,8)	(9,3)	-26,8%	(29,7)	(33,5)	-11,4%
Net income (Loss) for the period	9,1	17,6	-48,6%	39,8	69,4	-42,6%

EBITDA[1]	62,1	81,1	-23,4%	208,1	261,7	-20,5%

     Net sales in the third quarter of 2010 from our generation activities increased by 18.8% to AR$735.1 million from AR$618.9 million for the same period of 2009, mainly due to an increase in the average electricity prices in the period that was partially offset by a decrease in the amount of electricity sold. Net consolidated sales of the segment include sales of energy and services, and we eliminate the intercompany sales within the segment. In the third quarters of 2010 and 2009 energy sales were AR$733.3 million and AR$617.7 million, respectively, sales of services (from Pampa Generación) were AR$17.2 million and AR$15.1 million, respectively, and intercompany eliminations for sales of services were AR$15.4 million and AR$13.9 million, respectively. The AR$115.6 million increase in energy sales was mainly due to the fact that the increase in the average electricity prices calculated for our subsidiaries (AR$362.4 per MWh for the third quarter of 2010, compared to AR$246.6 per MWh for the same period of 2009, that would represent an increase in sales of AR$289.1 million), more than compensated the decrease in the quantity of electricity sold (2,025.2 GWh in the third quarter of 2010, compared to 2,504.4 GWh for the same period of 2009, that would represent a reduction in sales of AR$173.5 million). Average electricity prices increases reflect the impact of fuel cost increases at our thermal units (specially the greater consumption of fuel oil at our Piedra Buena unit). The reduction in the generation is mainly explained by a lower dispatch at our generation units (Loma de la Lata and our hydro units) in the third quarter of 2010 when compared to the same quarter of 2009.

     The cost of sales increased by 23.9% to AR$652.1 million in the third quarter of 2010 from AR$526.1 million in the same period of 2009, primarily due to AR$137.5 million increase in the cost of fuel oil (due to the increased consumption at our Piedra Buena unit in the third quarter of 2010) that was partially compensated by a reduction in gas consumption of AR$32.1 million, among others.

     Therefore, the gross profit related to our generation activities decreased by 10.5% to AR$83.0 million in the third quarter of 2010 from AR$92.8 million in the same period of 2009, mainly due to the lower volume of electricity sold and the increase in cost of sales that were partially compensated by higher average electricity prices. The gross margin related to our generation activities decreased by 24.7% to 11.3% over sales for the third quarter of 2010 from 15.0% over sales for the same period of 2009.

__________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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     The selling expenses decreased to AR$1.8 million in the third quarter of 2010 from AR$4.9 million in the same period of 2009. In addition, administrative expenses increased to AR$35.7 million for the third quarter of 2010 from AR$23.0 million in the same period of 2009.

     The operating income related to our generation activities decreased by 31.5% to AR$41.7 million for the third quarter of 2010, from AR$60.9 million in the same period of 2009. The total operating margin related to our generation activities decreased by 41.8% to 5.7% over sales for the third quarter of 2010 from 9.8 % over sales for the same period of 2009, mainly as a consequence of the reduction in the gross margin.

     Consolidated EBITDA1 associated with our generation activities decreased 23.4% to AR$62.1 million in the third quarter of 2010, compared to AR$81.1 million in the same period of 2009.

     Financial and holding results, net, related to our generation activities represented a loss of AR$19.2 million for the third quarter of 2010 compared to a loss of AR$16.2 million for the same period of 2009. The results for the current quarter are primarily due to losses generated by net interest expenses (AR$10.4 million), losses generated by taxes and bank commissions (AR$8.4 million) and losses generated net foreign exchange differences (AR$3.1 million), that were partially compensated by gains from holding results on financial assets (AR$3.1 million). In the same period of 2009 our generation segment registered losses from net interest expenses (AR$15.4 million), losses generated by taxes and bank commissions (AR$4.1 million) and losses from impairment of assets (AR$0.6 million) that were partially offset by gains on net foreign exchange differences (AR$3.1 million) and gains from the holding of financial assets (AR$4.3 million).

     The generation segment had other income, net of AR$3.7 million for the third quarter of 2010. Additionally, the generation segment recorded a charge for income taxes of AR$10.3 million for the third quarter of 2010 and a charge for minority interests of AR$6.8 million.

     Finally, our generation activities recorded a net gain of AR$9.1 million for the third quarter of 2010, compared to a net gain of AR$17.6 million for the same period of 2009.

____________________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Argentina

Transmission Segment

				Nine months ended on September 30 of:
Transmission Segment, consolidated (AR$ millions)	3Q10	3Q09	Change 3Q10	2010	2009	Change
Sales revenue	69,7	69,7	0,0%	204,2	221,3	-7,7%
Cost of sales	(55,6)	(50,4)	10,3%	(160,2)	(166,4)	-3,7%
Gross profit	14,1	19,3	-26,7%	44,0	54,9	-19,8%
Selling expenses	-	-	NA	-	-	NA
Administrative expenses	(11,0)	(9,9)	11,4%	(31,2)	(26,8)	16,5%
Goodwill amortization	0,2	0,2	10,8%	0,6	0,6	8,1%
Operating income	3,3	9,6	-65,6%	13,4	28,6	-53,3%
Financial and holding results:
Generated by assets	1,3	(1,4)	NA	4,2	6,5	-36,0%
Generated by liabilities	(11,7)	(8,7)	34,9%	(39,3)	(6,2)	NA
Other income and expenses, net	0,7	1,6	-58,5%	2,3	3,3	-30,0%
(Loss) Gain before income tax and minority interest	(6,5)	1,0	NA	(19,5)	32,3	-160,5%

Income tax	0,5	(2,3)	NA	1,3	(5,4)	-124,1%
M inority interest	3,5	1,1	230,5%	10,6	(11,7)	-191,0%
Net income (Loss) for the period	(2,5)	(0,3)	NA	(7,6)	15,2	NA

EBITDA[1]	18,7	24,8	-24,4%	59,4	74,1	-19,8%

Transener`s Consolidation Summary (AR$ millions)	3Q10	3Q09	Change 3Q10
Net Income (Loss) Transener	(14,1)	(5,8)	143,6%
- 73.6% M inority Interests	10,4	4,3
- Other consolidation adjustments[2]	1,3	1,3
Net Income (Loss) Transmission Segment	(2,5)	(0,3)	NA

     Net sales in connection with our transmission activities remained almost stable at AR$69.7 million for the third quarters of 2010 and 2009. Net regulated sales decreased to AR$35.4 million for the third quarter of 2010, from AR$37.0 million for the same period of 2009, mostly due to the recognition in the third quarter of 2010 of monetary penalties paid in this period related to earlier periods. Royalties for the Fourth Line where almost level at AR$10.8 million for the third quarter of 2010 compared to AR$10.9 million for the same period of 2009. Other net revenues increased to AR$23.5 million for the third quarter of 2010 from AR$21.7 million for the third quarter of 2009 mainly as the result of the increase in non regulated sales at Transba.

     The cost of sales increased by 10.3% to AR$55.6 million in the third quarter of 2010 compared to AR$50.4 million for the same period of 2009, mainly due to wage increases amongst periods (AR$6.9 million) that more than compensated decreases in materials for work amongst periods (AR$1.4 million).

     Therefore, gross profit related to our transmission activities decreased by 26.7% to AR$14.1 million for the third quarter of 2010 from AR$19.3 million for the same period of 2009, primarily due to the increase in salaries and social security charges. The gross margin related to our transmission activities decreased to 20.3% over sales for the third quarter of 2010 compared to 27.6% over sales for the same period of 2009 mainly due to wages increases.

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Includes adjustments to deferred tax liabilities generated by fixed assets and goodwill amortization.

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     We do not record selling expenses related to our transmission activities. Administrative expenses increased by 11.4% to AR$11.0 million for the third quarter of 2010 from AR$9.9 million for the same period of 2009.

     Operating income decreased by 65.6% to AR$3.3 million for the third quarter of 2010 from AR$9.6 million in the same period of 2009. The total operating margin decreased to 4.7% over sales for the third quarter of 2010 from 13.7% over sales for the same period of 2009, reflecting mainly the impact of wages increases.

     The consolidated EBITDA1 related to our transmission activities decreased by 24.4% to AR$18.7 million for the third quarter of 2010 from AR$24.8 million in the same period of 2009, mainly explained by increases in wages.

     Financial and holding results, net, represented a loss of AR$10.4 million for the third quarter of 2010 compared to a loss of AR$10.1 million for the same period of 2009. The results for the current quarter are primarily due to the losses generated by net interest expenses (AR$8.4 million) and by net foreign exchange differences (AR$1.4 million). In the third quarter of 2009 our transmission segment recorded losses related to net foreign exchange differences (AR$4.0 million) and to net interest expenses (AR$7.8 million) that were partially compensated by gains from the repurchase of Transener’s own financial debt (AR$3.0 million).

     The transmission segment had other income, net of AR$0.7 million for the third quarter of 2010. Additionally, the transmission segment recorded a benefit for income taxes of AR$0.5 million for the third quarter of 2010 and a benefit for minority interest of AR$3.5 million.

     Finally, our transmission activities recorded a net loss of AR$2.5 million for the third quarter of 2010, compared to a net loss of AR$0.3 million for the same period of 2009.

______________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Distribution Segment

				Nine months ended on September 30 of:
Distribution Segment, consolidated (AR$ million)	3Q10	3Q09	Change 3Q10	2010	2009	Change
Sales revenue	561,0	518,1	8,3%	1.652,0	1.578,2	4,7%
Cost of sales	(440,6)	(385,5)	14,3%	(1.277,7)	(1.178,5)	8,4%
Gross profit	120,5	132,6	-9,1%	374,2	399,8	-6,4%
Selling expenses	(49,5)	(40,7)	21,6%	(140,0)	(96,4)	45,2%
Administrative expenses	(42,0)	(41,0)	2,4%	(123,7)	(106,1)	16,6%
Goodwill amortization	(1,4)	(1,4)	0,0%	(4,2)	(4,1)	0,0%
Operating income	27,6	49,5	-44,3%	106,4	193,1	-44,9%
Financial and holding results:
Generated by assets	(3,7)	15,9	-123,5%	2,2	43,7	-95,0%
Generated by liabilities	(26,4)	(45,0)	-41,5%	(125,8)	(147,9)	-15,0%
Other income and expenses, net	(6,6)	(6,6)	0,0%	(14,8)	6,6	-325,3%
(Loss) Gain before income tax and minority interest	(9,2)	13,7	-166,7%	(32,0)	95,5	-133,5%

Income tax	(2,2)	(14,6)	-84,7%	(7,9)	(62,7)	-87,4%
M inority interest	0,9	(4,4)	NA	1,5	(41,7)	NA
Net income (Loss) for the period	(10,5)	(5,2)	102,1%	(38,4)	(8,8)	336,1%

EBITDA[1]	77,9	99,1	-21,4%	258,4	342,2	-24,5%

Edenor`s Consolidation Summary (AR$ millions)	3Q10	3Q09
Net Income (Loss) Edenor	(1,8)	9,0
- 48.5% M inority Interests	0,9	(4,4)
- Loss Holding Company - EASA[2]	(8,2)	(8,9)
- Other consolidation adjustments[3]	(1,4)	(1,0)
Net Income (Loss) Distribution Segment	(10,5)	(5,2)

     Net sales in connection with our distribution activities increased by 8.3% to AR$561.0 million for the third quarter of 2010 compared to AR$518.1 million for the same period of 2009, mainly due to a 6.0% increase in the volume of energy sold in the third quarter of 2010 compared to the same period of 2009.

     Cost of sales increased by 14.3% to AR$440.6 million for the third quarter of 2010 compared to AR$385.5 million for the same period of 2009, mainly due to the increase in salaries and social security charges related to wages increases and to the increase in electricity purchases (that principally reflect the increase in de volume of electricity sold due to the increase in demand).

     Therefore, gross profit related to our distribution activities decreased by 9.1% to AR$120.5 million for the third quarter of 2010 compared to AR$132.6 million for the same period of 2009. The gross margin related to our distribution activities decreased by 16.1% to 21.5% over sales for the third quarter of 2010 from 25.6% over sales for the same period of 2009. Both values reflect mainly the impact of wages increases and greater energy purchases between the periods reviewed.

________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Does not include results from its participation in controlled company, Edenor.
3 Includes depreciation for the higher value of fixed assets and of intangible assets recognized at the time of the acquisition, differences for deferred tax liabilities and goodwill amortization.

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     Selling expenses increased to AR$49.5 million for the third quarter of 2010 compared to AR$40.7 million for the same period of 2009, primarily due to higher salaries and third party fees and the increase in allowances for doubtful accounts between periods (increases of AR$6.3 million, AR$6.2 million and AR$5.7 million, respectively).

     Administrative expenses increased by 2.4% to AR$42.0 million for the third quarter of 2010 compared to AR$41.0 million for the same period of 2009.

     Operating income of our distribution activities decreased by 44.3% to AR$27.6 million for the third quarter of 2010 compared to AR$49.5 million for the same period of 2009. The total operating margin decreased by 48.5% to 4.9% over sales for the third quarter of 2010 from 9.5% over sales for the same period of 2009.

     Consolidated EBITDA1 related to our distribution activities decreased by 21.4% to AR$77.9 million for the third quarter of 2010 compared to AR$99.1 million for the same period of 2009.

     Financial and holding results, net, related to our distribution activities represented a loss of AR$30.1 million for the third quarter of 2010 compared to a loss of AR$29.1 million for the same period of 2009. The results for the current quarter are primarily due to losses related to net interest expenses (AR$18.7 million), losses related to net foreign exchange differences (AR$4.5 million), and losses generated by taxes and bank commissions (AR$16.6 million).

     The distribution segment had other expenses, net of AR$6.6 million for the third quarter of 2010. Additionally, we recorded a charge for income taxes of AR$2.2 million and a benefit for minority interests of AR$0.9 million.

     Finally, our distribution activities registered a net loss of AR$10.5 million for the third quarter of 2010, compared to a net loss of AR$5.2 million for the same period of 2009.

________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Holding Segment

				Nine months ended on September 30 of:
Holding Segment, consolidated (AR$ million)	3Q10	3Q09	Change 3Q10	2010	2009	Change
Sales revenue	0,3	5,6	-95,3%	0,5	14,5	-96,7%
Cost of sales	(0,4)	(3,7)	-90,0%	(0,5)	(8,2)	-93,7%
Gross profit	(0,1)	1,9	NA	(0,0)	6,3	NA
Selling expenses	(0,0)	(0,2)	-80,7%	(0,1)	(0,8)	-86,9%
Administrative expenses	(7,0)	(10,7)	-35,0%	(22,1)	(37,8)	-41,4%
Goodwill amortization	-	0,1	-100,0%	-	-	NA
Operating income	(7,1)	(8,9)	-19,9%	(22,3)	(32,3)	-31,0%
Financial and holding results:
Generated by assets	7,3	10,8	-32,6%	(77,2)	61,6	NA
Generated by liabilities	6,6	42,1	-84,2%	35,0	148,1	-76,4%
Other income and expenses, net	(1,3)	(0,6)	119,2%	4,6	(0,7)	NA
(Loss) Gain before income tax and minority interest	5,6	43,4	-87,2%	(59,9)	176,7	NA

Income tax	(1,5)	3,0	NA	(15,8)	2,3	NA
M inority interest	-	-	NA	-	-	NA
Net income (Loss) for the period	4,0	46,4	-91,3%	(75,7)	178,9	-142,3%

EBITDA[1]	(4,7)	(5,8)	-19,3%	(15,2)	(22,8)	-33,4%

     Net sales in connection with our holding segment decreased to AR$0.3 million for the third quarter of 2010 compared to AR$5.6 million for the same period of 2009. In both quarters those sales are almost all related to sales at our real estate business and to a lesser extent to administrative services provided to our operating subsidiaries by our holding segment.

     Cost of sales related to our holding segment represents the cost of goods sold from our real estate activities, and was ARS0.4 million for the third quarter of 2010 compared to AR$3.7 million for the same period of 2009.

     Therefore, we recorded a gross loss related to our holding segment of AR$0.1 million for the third quarter of 2010 compared to a gain of AR$1.9 million for the same period of 2009, due to the decrease in revenues described above.

     Our selling expenses amounted to AR$36 thousands for the third quarter of 2010 and represent expenses from our real estate activities. Administrative expenses amounted to AR$7.0 million for the third quarter of 2010 compared to AR$10.7 million for the same period of 2009.

     Operating losses related to our holding segment amounted to AR$7.1 million for the third quarter of 2010 compared to operating losses of AR$8.9 million for the same period of 2009.

     Consolidated EBITDA1 related to our holding segment represented a loss of AR$4.7 million for the third quarter of 2010, mainly explained by reduced sales that did not offset the related personnel cost and third parties expenses.

_____________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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     Financial and holding results, net, related to our holding activities represented a gain of AR$13.9 million for the third quarter of 2010 compared to a gain of AR$52.9 million for the same period of 2009. The results for the current quarter are primarily due to gains generated by net foreign exchange differences (AR$3.4 million), net interest expense (AR$5.2 million) and by holding of financial assets (AR$8.9 million) that were partially offset by losses generated by taxes and bank commissions (AR$1.3 million) and others losses. In the third quarter of 2009, our holding segment recorded gains generated by the repurchase of financial debt from our subsidiaries (AR$22.9 million) and by holding of financial assets (AR$18.6 million).

     The holding segment recorded other expenses, net of AR$1.3 million for the third quarter of 2010. Also, the holding segment recorded an income tax charge of AR$1.5 million for the third quarter of 2010.

     Finally, our holding segment registered a net gain of AR$4.0 million for the third quarter of 2010, compared to AR$46.4 million gain for the same period of 2009.

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5. Summary of Electricity Generation

The following table summarizes Pampa’s electricity generation assets:

	Hidroelectric		Thermal
						Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG	CTLLL	CPB

Installed Capacity (MW)	265	388	361	369	620	2.003
M aket Share	1,0%	1,4%	1,3%	1,3%	2,2%	7,2%

Net Generation Jan-Sep 2010 (GWh)	568	394	1.083	384	2.149	4.578
M aket Share	1,0%	0,7%	1,9%	0,7%	3,8%	8,2%
Sales Jan-Sep 2010 (GWh)	794	629	1.566	473	2.721	6.183

Net Generation Jan-Sep 2009 (GWh)	621	434	1.319	851	2.380	5.605
Variation Net Generation 9M 10 - 9M 09	-8,5%	-9,2%	-18,0%	-54,9%	-9,7%	-18,3%
Sales Jan-Sep 2009 (GWh)	851	682	1.574	1.214	2.932	7.253

Average Price Jan-Sep 2010 (AR$ / M Wh)	160,7	187,7	224,6	191,7	403,0	288,6
Average Gross Margin Jan-Sep 2010 (AR$ / MWh)	55,4	58,8	57,0	9,3	28,4	40,7
Average Gross M argin Jan-Sep 2009 (AR$ / M Wh)	63,0	69,8	87,0	16,9	21,0	44,2
Net Generation 3Q 2010 (GWh)	137	93	436	65	940	1.671
M aket Share	0,5%	0,3%	1,6%	0,2%	3,5%	6,1%
Sales 3Q 2010 (GWh)	206	169	482	73	1.095	2.025

Net Generation 3Q 2009 (GWh)	193	107	442	219	712	1.673
Variation Net Generation 3Q10 - 3Q 09	-29,0%	-12,9%	-1,5%	-70,4%	31,9%	-0,1%
Sales 3Q 2009 (GWh)	261	191	546	574	932	2.504

Average Price 3Q 2010 (AR$ / M Wh)	193,0	223,3	227,1	360,4	475,4	362,4
Average Gross Margin 3Q 2010 (AR$ / MWh)	44,7	42,1	45,9	-1,5	39,4	40,3
Average Gross M argin 3Q 2009 (AR$ / M Wh)	65,9	68,6	80,5	11,8	26,5	42,2

Source: Pampa Energía S.A. and C.A.M.M.E.S.A.

     The generation of the third quarter of 2010 was essentially the same as that of the third quarter of 2009 with decreases of 70.4%, 29.0%, and 12.9% in the generation of Central Térmica Loma de la Lata, Hidroeléctrica Nihuiles, and Hidroeléctrica Diamante, respectively, which were offset by an increase of 31.9% in the generation of Central Piedra Buena. The reductions of Hidroeléctrica Nihuiles and Hidroeléctrica Diamante were mainly due to a decreased dispatch while the lower generation of Central Térmica Loma de la Lata was mainly due to a decreased availability of natural gas.

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6. Expansion Projects

Pampa is currently expanding its installed capacity to be sold both under the Energy Plus Program, whereby generators are able to freely negotiate contracts and prices directly with large consumers and to CAMMESA through Resolution SE N° 220/2007 agreements:

  Loma de la Lata Project. Pampa Energía is expanding Loma de la Lata’s current electricity generation capacity by 178 MW by means of converting the plant into a combined cycle systemgenerator. The project will increase Loma de la Lata’s capacity by approximately 50% with no additional gas consumption, resulting in increased efficiency for the whole plant. In that sense, Loma de la Lata’s current 369 MW open cycle operates at an efficiency of approximately 32%. We currently expect that, upon completion of the project, Loma de la Lata’s combined cycle will operate at an efficiency of approximately 50% for the resulting total capacity of 547 MW.

  The project will require an estimated investment of US$225 million and will be sold both under the Energy Plus Program and to CAMMESA by means of the agreement signed with CAMMESA under Resolution SE N° 220/2007.

  Ingentis Project. The indirectly controlled company, Ingentis S.A., decided to place a turbine for sale and decided to cancel the contract for the acquisition of an additional turbine and certain associated equipment. The company considers this to be the best available alternative given changes in technical and financial conditions that affected the originally planned project.

  Gas-Fired Engines. This project consists of two gas-fired motor generators with a combined installed capacity of approximately 16 MW and with an efficiency of 43%. Currently, the project is under review.

The following table summarizes the current status of Pampa’s expansion projects:

		New	Total	Invested as		Estimated
		Capacity	Investment	of Sep ‘10		Starting
Project	Location	(MW)	(US$ MM)	(US$ MM)	Fuel	Operating Date
CTG	Salta	100	69	69	Natural Gas (1)	Completed
Loma de la Lata	Neuquén	178	225	219 (2)	Combined Cycle, no additional gas required	4Q 2010
Total		278	294	288

(1) Provision supported by natural gas royalty assignment agreements.
(2) Includes AR$45.3 million corresponding to investments guaranteeing letters of credit of the project (included in the Consolidated Balance Sheet as Non Current Investments).

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7. Comparison of Information by segment

     Pampa focuses its business primarily on the electricity sector, participating in the generation, transmission and distribution sectors through the legal entities in which the Company holds an equity interest. Through its subsidiaries, and based on the nature, clients and risks involved, the following business segments have been identified:

  Electricity Generation, comprised by the direct and the indirect participation in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Ingentis, Energía Distribuida, Pampa Generación and investments in shares of other companies related to the electricity generation business.

  Electricity Transmission, comprised by the indirect participation in Transener and its subsidiaries.

  Electricity Distribution, comprised by the indirect participation in Edenor and its controlling company Electricidad Argentina S.A. (“EASA”).

  Holding, comprised by the Company’s own business, such us consulting, financial investments, and investments in real estate and other companies not related to the electricity sector.

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7.1 | Consolidated Results for the nine-month period ended on September 30, 2010 (AR$)

Consolidated Results (as of September 30th, 2010)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Sales	1.781.431.570	203.447.245	1.651.950.000	423.272	-	3.637.252.087
Intra-segment sales	5.531.257	750.560	-	52.968	(5.289.252)	1.045.533
Total Sales	1.786.962.827	204.197.805	1.651.950.000	476.240	(5.289.252)	3.638.297.620
Cost of sales	(1.532.110.288)	(160.208.915)	(1.277.735.188)	(517.507)	1.783.688	(2.968.788.210)
Gross Income	254.852.539	43.988.890	374.214.812	(41.267)	(3.505.564)	669.509.410
Administrative expenses	(85.169.562)	(31.233.620)	(123.665.408)	(22.147.549)	3.465.000	(258.751.139)
Selling expenses	(9.981.656)	-	(139.991.403)	(107.128)	-	(150.080.187)
Goodwill amortization	(11.429.604)	618.996	(4.150.839)	-	-	(14.961.447)
Operating results	148.271.717	13.374.266	106.407.162	(22.295.944)	(40.564)	245.716.637
Financial and holding results:
Generated by assets	40.237.778	4.158.789	2.196.565	(77.151.113)	(19.361.490)	(49.919.471)
Generated by liabilities	(79.053.080)	(39.329.756)	(125.759.344)	34.982.318	19.402.054	(189.757.808)
Other income and expenses, net	4.716.181	2.296.992	(14.837.450)	4.556.600	-	(3.267.677)
(Loss) Gain before income tax and minority interest	114.172.596	(19.499.709)	(31.993.067)	(59.908.139)	-	2.771.681
Income tax	(44.630.736)	1.289.795	(7.904.962)	(15.808.137)	-	(67.054.040)
M inority interest	(29.703.487)	10.636.387	1.504.350	-	-	(17.562.750)
Net income (Loss) for the year	39.838.373	(7.573.527)	(38.393.679)	(75.716.276)	-	(81.845.109)
EBITDA[1]	208.077.806	59.377.048	258.402.874	(15.162.110)	(40.564)	510.655.054

Consolidated Assets & Liabilities (as of September 30th, 2010)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Total assets	3.958.213.898	995.968.277	5.426.721.867	791.700.400	(1.049.605.047)	10.122.999.395
Total liabilities	2.174.151.739	545.085.260	3.125.338.234	341.560.933	(1.049.605.047)	5.136.531.119

_____________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	22
Building 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

7.2 | Consolidated Results for the nine-month period ended on September 30, 2009 (AR$)

Consolidated Results (as of September 30th, 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Sales	1.462.296.651	220.933.708	1.578.245.000	9.227.266	-	3.270.702.625
Intra-segment sales	5.400.000	345.458	-	5.289.488	(10.012.227)	1.022.719
Total Sales	1.467.696.651	221.279.166	1.578.245.000	14.516.754	(10.012.227)	3.271.725.344
Cost of sales	(1.183.501.670)	(166.399.511)	(1.178.479.574)	(8.193.516)	1.272.874	(2.535.301.397)
Gross Income	284.194.981	54.879.655	399.765.426	6.323.238	(8.739.353)	736.423.947
Administrative expenses	(57.328.002)	(26.813.684)	(106.101.000)	(37.818.815)	8.739.353	(219.322.148)
Selling expenses	(12.681.591)	-	(96.414.000)	(815.593)	-	(109.911.184)
Goodwill amortization	(11.424.903)	572.549	(4.149.594)	-	-	(15.001.948)
Operating results	202.760.485	28.638.520	193.100.832	(32.311.170)	-	392.188.667
Financial and holding results:
Generated by assets	81.092.644	6.498.233	43.733.000	61.619.180	(16.913.624)	176.029.433
Generated by liabilities	(117.099.461)	(6.164.131)	(147.905.000)	148.073.297	16.913.624	(106.181.671)
Other income and expenses, net	(166.292)	3.280.993	6.585.000	(703.768)	-	8.995.933
(Loss) Gain before income tax and minority interest	166.587.376	32.253.615	95.513.832	176.677.539	-	471.032.362
Income tax	(63.713.046)	(5.354.784)	(62.651.759)	2.252.181	-	(129.467.408)
M inority interest	(33.507.586)	(11.694.466)	(41.665.000)	-	-	(86.867.052)
Net income (Loss) for the year	69.366.744	15.204.365	(8.802.927)	178.929.720	-	254.697.902
EBITDA[1]	261.731.200	74.057.159	342.153.810	(22.776.120)	-	655.166.049

Consolidated Assets & Liabilities (as of December 31st, 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Total assets	3.282.258.220	990.542.752	5.232.764.443	877.591.880	(820.623.369)	9.562.533.926
Total liabilities	1.592.783.820	520.352.778	2.863.963.479	340.957.254	(820.623.369)	4.497.433.962

________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	23
Building 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

7.3 | Consolidated Results 3Q 2010 (AR$)

Consolidated Results (3Q 2010)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Sales	733.299.448	69.625.021	561.032.000	259.220	-	1.364.215.689
Intra-segment sales	1.849.036	96.852	-	19.765	(1.618.637)	347.016
Total Sales	735.148.484	69.721.873	561.032.000	278.985	(1.618.637)	1.364.562.705
Cost of sales	(652.121.809)	(55.602.197)	(440.557.609)	(366.529)	1.129.980	(1.147.518.164)
Gross Income	83.026.675	14.119.676	120.474.391	(87.544)	(488.657)	217.044.541
Administrative expenses	(35.698.468)	(11.021.986)	(42.017.743)	(6.975.886)	468.889	(95.245.194)
Selling expenses	(1.796.659)	-	(49.510.403)	(35.560)	-	(51.342.622)
Goodwill amortization	(3.813.786)	190.850	(1.383.862)	-	-	(5.006.798)
Operating results	41.717.762	3.288.540	27.562.383	(7.098.990)	(19.768)	65.449.927
Financial and holding results:	-	-	-	-	-	-
Generated by assets	11.802.543	1.270.389	(3.738.788)	7.288.368	(3.504.863)	13.117.649
Generated by liabilities	(31.044.652)	(11.730.718)	(26.354.290)	6.644.446	3.524.631	(58.960.583)
Other income and expenses, net	3.729.843	655.223	(6.622.290)	(1.263.143)	-	(3.500.367)
(Loss) Gain before income tax and minority interest	26.205.496	(6.516.566)	(9.152.985)	5.570.681	-	16.106.626
Income tax	(10.324.532)	525.651	(2.231.140)	(1.526.916)	-	(13.556.937)
M inority interest	(6.827.077)	3.533.145	863.350	-	-	(2.430.582)
Net income (Loss) for the year	9.053.887	(2.457.770)	(10.520.775)	4.043.765	-	119.107
EBITDA[1]	62.091.855	18.746.592	77.870.054	(4.706.580)	(19.768)	153.982.153

Consolidated Assets & Liabilities (3Q 2010)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Total assets	3.958.213.898	995.968.277	5.426.721.867	791.700.400	(1.049.605.047)	10.122.999.395
Total liabilities	2.174.151.739	545.085.260	3.125.338.234	341.560.933	(1.049.605.047)	5.136.531.119

_________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	24
Building 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

7.4 | Consolidated Results 3Q 2009 (AR$)

Consolidated Results (3Q 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Sales	617.713.090	69.497.769	518.056.000	3.921.134	-	1.209.187.993
Intra-segment sales	1.200.000	200.464	-	1.637.686	(2.695.849)	342.301
Total Sales	618.913.090	69.698.233	518.056.000	5.558.820	(2.695.849)	1.209.530.294
Cost of sales	(526.130.726)	(50.429.697)	(385.451.054)	(3.664.777)	592.455	(965.083.799)
Gross Income	92.782.364	19.268.536	132.604.946	1.894.043	(2.103.394)	244.446.495
Administrative expenses	(23.011.884)	(9.889.761)	(41.041.000)	(10.738.651)	2.103.394	(82.577.902)
Selling expenses	(4.878.036)	-	(40.716.000)	(184.576)	-	(45.778.612)
Goodwill amortization	(3.946.401)	172.271	(1.383.989)	137.316	-	(5.020.803)
Operating results	60.946.043	9.551.046	49.463.957	(8.891.868)	-	111.069.178
Financial and holding results:	-	-	-	-	-	-
Generated by assets	11.013.936	(1.421.995)	15.908.000	10.814.731	(5.912.075)	30.402.597
Generated by liabilities	(27.228.343)	(8.696.799)	(45.026.000)	42.074.407	5.912.075	(32.964.660)
Other income and expenses, net	(499.582)	1.579.616	(6.624.000)	(576.201)	-	(6.120.167)
(Loss) Gain before income tax and minority interest	44.232.054	1.011.868	13.721.957	43.421.069	-	102.386.948
Income tax	(17.289.028)	(2.335.035)	(14.561.972)	2.954.019	-	(31.232.016)
M inority interest	(9.329.194)	1.069.036	(4.367.000)	-	-	(12.627.158)
Net income (Loss) for the year	17.613.832	(254.131)	(5.207.015)	46.375.088	-	58.527.774
EBITDA[1]	81.093.745	24.811.471	99.068.739	(5.832.021)	-	199.141.934

Consolidated Assets & Liabilities (as of December 31st, 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Total assets	3.282.258.220	990.542.752	5.232.764.443	877.591.880	(820.623.369)	9.562.533.926
Total liabilities	1.592.783.820	520.352.778	2.863.963.479	340.957.254	(820.623.369)	4.497.433.962

_________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	25
Building 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

Information about the Conference Call

     There will be a conference call to discuss Pampa’s third quarter 2010 results on Friday, November 12th, 2010 at 10:00 a.m. New York Time / 12:00 p.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of the Company, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0-800-444-0930 in Argentina, (1 877) 317-6776 in the United States or (1 412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa (72672) and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir page in the investor relation sector.

You may find additional information on the Company at:

www.pampaenergia.com/ir
www.cnv.org.ar

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	25
Building 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.